UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)

                          ADELPHIA COMMUNICATIONS CORP.
                          -----------------------------
                                (Name of issuer)

 13% Series B Cumulative Exchangeable Preferred Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    006848303
                                    ---------
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012

--------------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 10, 2003

             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                              Page 1 of 19 Pages

CUSIP No. 006848303

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.         Wexford Spectrum Investors, LLC I.R.S.
      Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)


--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                              Delaware


--------------------------------------------------------------------------------
      Number of Shares    7. Sole Voting Power                                 0
      Beneficially
                         -------------------------------------------------------
      Owned by Each       8. Shared Voting Power (see Item 5 below)      161,500
      Reporting
                         -------------------------------------------------------
      Person With         9. Sole Dispositive Power                            0

                         -------------------------------------------------------
                         10. Shared Dispositive Power (see Item 5 below) 161,500

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                     161,500

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                  10.77%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               CO


                                                              Page 2 of 19 Pages

CUSIP No. 006848303

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.               WI Software Investors LLC I.R.S.
      Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)


--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                              Delaware


--------------------------------------------------------------------------------
      Number of Shares  7. Sole Voting Power                                   0
      Beneficially
                        --------------------------------------------------------
      Owned by Each     8. Shared Voting Power (see Item 5 below)         70,800
      Reporting
                        --------------------------------------------------------
      Person With       9. Sole Dispositive Power                              0

                        --------------------------------------------------------
                        10.Shared Dispositive Power (see Item 5 below)    70,800

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                      70,800

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   4.72%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             CO

--------------------------------------------------------------------------------

                                                              Page 3 of 19 Pages

CUSIP No. 006848303

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                                 Solitair Corp.
      I.R.S. Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)


--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                              Delaware


--------------------------------------------------------------------------------
      Number of Shares       7.  Sole Voting Power
      Beneficially                                                             0
                             ---------------------------------------------------
      Owned by Each          8.  Shared Voting Power (see Item 5 below)
      Reporting                                                           51,400
                             ---------------------------------------------------
      Person With            9.  Sole Dispositive Power
                                                                               0
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power (see Item 5 below)
                                                                          51,400
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person

                                                                          51,400
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [_]


--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                   3.43%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             CO
--------------------------------------------------------------------------------

CUSIP No. 006848303

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                           Taurus Investors LLC
      I.R.S. Identification Nos. of Above Persons (entities only)

      (Intentionally Omitted)


--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                      OO


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                              Delaware


--------------------------------------------------------------------------------
      Number of Shares           7.  Sole Voting Power
      Beneficially                                                             0
                                 -----------------------------------------------
      Owned by Each              8.  Shared Voting Power (see Item 5 below)
      Reporting                                                          167,300
                                 -----------------------------------------------
      Person With                9.  Sole Dispositive Power
                                                                               0
--------------------------------------------------------------------------------
                                10.  Shared Dispositive Power (see Item 5 below)

                                                                         167,300
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person

                                                                         167,300
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                  11.15%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               CO
--------------------------------------------------------------------------------

                                                              Page 5 of 19 Pages

CUSIP No. 006848303

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                            Charles E. Davidson
      I.R.S. Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)



--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                     N/A


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization United States


--------------------------------------------------------------------------------
      Number of Shares    7. Sole Voting Power                                 0
       Beneficially
                         -------------------------------------------------------
      Owned by Each       8. Shared Voting Power (see Item 5 below)      451,000
       Reporting
                         -------------------------------------------------------
      Person With         9. Sole Dispositive Power                            0

                         -------------------------------------------------------
                         10. Shared Dispositive Power (see Item 5 below) 451,000

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                     451,000

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                  30.07%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------

                                                              Page 6 of 19 Pages

CUSIP No. 006848303

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                               Joseph M. Jacobs
      I.R.S. Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)


--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                     N/A


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization                         United States


--------------------------------------------------------------------------------
      Number of Shares  7.  Sole Voting Power                                  0
      Beneficially
                       ---------------------------------------------------------
      Owned by Each     8.  Shared Voting Power (see Item 5 below)       451,000
      Reporting
                       ---------------------------------------------------------
      Person With       9.  Sole Dispositive Power                             0
                       ---------------------------------------------------------
                       10.  Shared Dispositive Power (see Item 5 below)  451,000

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially
      Owned by Each Reporting Person                                     451,000

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                  30.07%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------




                                                              Page 7 of 19 Pages

CUSIP No. 006848303

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.                            Wexford Capital LLC
      I.R.S. Identification Nos. of Above Persons (entities only)
      (Intentionally Omitted)


--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group                   (a) [_]
      (See Instructions)                                                 (b) [_]

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                                     N/A


--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [_]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization Connecticut


--------------------------------------------------------------------------------
      Number of Shares  7.   Sole Voting Power                                 0
      Beneficially
                       ---------------------------------------------------------
      Owned by Each     8.   Shared Voting Power (see Item 5 below)      451,000
      Reporting
                       ---------------------------------------------------------
      Person With       9.   Sole Dispositive Power                            0
                       ---------------------------------------------------------
                       10.   Shared Dispositive Power (see Item 5 below) 451,000

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  451,000

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               30.07%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                               CO
--------------------------------------------------------------------------------




                                                              Page 8 of 19 Pages

Item 1.    Security and Issuer.
           --------------------

     This Schedule 13D relates to the 13% Series B Cumulative Exchangeable Preferred Stock, $0.01 par value per share (the "Preferred Stock"), of Adelphia Communications Corp. (the "Company"). The principal executive offices of the Company are located at One North Main Street, Coudersport, Pennsylvania 16915.

Item 2.    Identity and Background.
           ------------------------

          (a) This Schedule 13D is being jointly filed by (i) Wexford Spectrum Investors, LLC, a Delaware limited liability company ("Wexford Spectrum"), (ii) WI Software Investors LLC, a Delaware limited liability company ("WISI"), (iii) Solitair Corp., a Delaware corporation ("Solitair"), (iv) Taurus Investors, LLC, a Delaware limited liability company ("Taurus", and together with Wexford Spectrum, WISI and Solitair, the "Stockholders"), (v) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (vi) Charles E. Davidson and (vii) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

          (b) The principal business and office address for the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

          (c) Each of Wexford Spectrum, WISI and Taurus is a Delaware limited liability company, the members of which are private investment funds. Each of Wexford Spectrum, WISI and Taurus was organized for the purpose of making various investments.

               Solitair is a Delaware corporation, owned 100% by private investment funds.

               Wexford Capital, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Capital also serves as an investment advisor or sub-advisor to the members of Wexford Spectrum, WISI, Taurus and the stockholders of Solitair.

               Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Capital. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of Wexford Spectrum, WISI and Taurus and the stockholders of Solitair.

               Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Capital. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of Wexford Spectrum, WISI and Taurus and the stockholders of Solitair.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.



                                                              Page 9 of 19 Pages

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

     The Preferred Stock was purchased in open market transactions using funds ($4,136,060) of the Stockholders.

     No  part  of  the  purchase  price  was   represented  by  funds  or  other
consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock.

Item 4.    Purpose of Transaction.
           -----------------------

         The Reporting Persons consider the acquisition and ownership of the Preferred Stock to be an investment. Notwithstanding the foregoing, pursuant to
Section 6 of the Company's Certificate of Designations, Preferences and Relative Participating Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate"), upon the occurrence of certain events specified therein (each such event, a "Voting Rights Triggering Event"), the holders of a majority of the outstanding shares of the Preferred Stock (including any shares of Preferred Stock held by affiliates of the Company), voting as a separate class, are entitled to elect two additional members to the Board of Directors of the Company. Voting rights arising as a result of a Voting Rights Triggering Event continue until such time as all dividends in arrears on the Preferred Stock are paid in full, and all other Voting Rights Triggering Events have been cured or waived.

         By letter dated July 10, 2003, Wexford Capital, on behalf of holders of a majority of the outstanding shares of Preferred Stock (the "Majority Preferred Stockholders"), advised the Company that based upon the occurrence of one or more Voting Rights Triggering Events, the Majority Preferred Stockholders, pursuant to a written consent in the form attached to such letter, were exercising their right to elect two additional members to the Board of Directors and were designating Arthur H. Amron and Talton R. Embry to serve in such positions. Mr. Amron is a principal of Wexford Capital.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities,
(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above. However, Wexford retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.


                                                             Page 10 of 19 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Preferred Stock set forth below (assuming 1,500,000 shares of Preferred Stock issued and outstanding on July 10, 2003):

     Wexford Spectrum Investors, LLC
     (a)  Amount beneficially owned: 161,500

     (b)  Percent of class: 10.77%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 161,500

         (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 161,500


     WI Software Investors LLC
     (a)  Amount beneficially owned: 70,800

     (b)  Percent of class: 4.72%

     (c)  Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 70,800

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of: 70,800


     Solitair Corp.

     (a)  Amount beneficially owned: 51,400

     (b)  Percent of class: 3.43%

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 51,400

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 51,400



                                                             Page 11 of 19 Pages

     Taurus Investors LLC
     (a)  Amount beneficially owned: 167,300

     (b)  Percent of class: 11.15%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 167,300

         (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 167,300


     Charles E. Davidson
     (a)  Amount beneficially owned: 451,000

     (b)  Percent of class: 30.07%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 451,000

         (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of:451,000


     Joseph M. Jacobs
     (a) Amount beneficially owned: 451,000

     (b) Percent of class: 30.07%

     (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote: 0

         (ii)  Shared power to vote or to direct the vote: 451,000

         (iii) Sole power to dispose or to direct the disposition of: 0

         (iv)  Shared power to dispose or to direct the disposition of: 451,000


     Wexford Capital LLC
     (a) Amount beneficially owned: 451,000

     (b) Percent of class: 30.07%


                                                             Page 12 of 19 Pages

     (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 451,000

         (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 451,000


     Wexford Capital may, by reason of its status as investment advisor to the Stockholders, be deemed to own beneficially the shares of Preferred Stock of which the Stockholders possess beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Preferred Stock of which the Stockholders possess beneficial ownership. In addition, all of the directors of Solitair are members of Wexford Capital.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Preferred Stock beneficially owned by the Stockholders.

     Except as set forth above, the Reporting Persons have not effected any transactions in the Preferred Stock during the 60 days preceding the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or
        Relationships, with Respect to Securities of the Issuer.
        --------------------------------------------------------

     None of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or
(viii) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

1.   Joint Filing Agreement.

2. Certificate of Designations for 13% Series A and Series B Cumulative Exchangeable Preferred Stock (incorporated by reference to Exhibit 3.01 to the Company's Current Report on Form 8-K, dated July 1997)(File Number 0-16014)

3. Letter to the Company, dated July 10, 2003, relating to designation of directors, together with form of written consent of holders of a majority of the 13% Series B Cumulative Exchangeable Preferred Stock.



                                    * * * * *




                                                             Page 13 of 19 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2003

                                           WEXFORD SPECTRUM INVESTORS LLC

                                           By:        /s/ Arthur H. Amron
                                                   -----------------------------
                                                   Name:  Arthur H. Amron
                                                  Title:   Vice President


                                           WI SOFTWARE INVESTORS LLC

                                           By:        /s/ Arthur H. Amron
                                                  ------------------------------
                                                  Name:  Arthur H. Amron
                                                  Title:   Vice President


                                           TAURUS INVESTORS LLC

                                           By:    /s/ Arthur H. Amron
                                                  ------------------------------
                                                  Name:   Arthur H. Amron
                                                  Title:  Vice President


                                           SOLITAIR CORP.

                                           By:    /s/ Arthur H. Amron
                                                  ------------------------------
                                                  Name:  Arthur H. Amron
                                                  Title: Vice President

                                           WEXFORD CAPITAL LLC

                                           By:    /s/ Arthur H. Amron
                                                  ------------------------------
                                                  Name:  Arthur H. Amron
                                                  Title: Principal and Secretary


                                           /s/ Charles E. Davidson
                                           -------------------------------------
                                           CHARLES E. DAVIDSON


                                           /s/ Joseph M. Jacobs
                                           -------------------------------------
                                           JOSEPH M. JACOBS

                                                             Page 14 of 19 Pages